UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Advanced drainage systems, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
00790R104
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104
1		NAMES OF REPORTING PERSONS
12 West Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		[_]
(b)		[_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
3,386,271**
	6	SHARED VOTING POWER
0**-
	7	SOLE DISPOSITIVE POWER
3,386,271**
	8	SHARED DISPOSITIVE POWER
0**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,386,271**
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%
12		TYPE OF REPORTING PERSON (See Instructions)
IA

** 12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Advanced Drainage Systems, Inc. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2014, 12 West Onshore Fund held 2,242,719 shares of Common Stock of the Company, par value $0.01 per share (“Common Stock”), and 12 West Offshore Fund held 1,143,552 shares of Common Stock.

Based on information disclosed in the Company’s Prospectus, filed with the Securities and Exchange Commission on December 4, 2014, there were 52,934,649 shares of Common Stock outstanding as of September 30, 2014. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 3,386,271 shares of Common Stock, or 6.4% of the shares of Common Stock deemed issued and outstanding as of December 31, 2014.

Item 1(a). Name Of Issuer: Advanced Drainage Systems, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices: 4640 Trueman Boulevard Hilliard, Ohio 43026
Item 2(a). Name of Person Filing: 12 West Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence: 90 Park Avenue 41st Floor New York, New York 10016
Item 2(c). Citizenship: 12 West Capital Management LP is a Delaware limited partnership.
Item 2(d). Title of Class of Securities: Common Stock, $0.01 par value per share.
Item 2(e). CUSIP No.: 00790R104
Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not Applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned	3,386,271**
(b)	Percent of Class	6.4%**
(c)	Number of Shares as to which the person has:
	(i) sole power to vote or to direct the vote	3,386,271**
	(ii) shared power to vote or to direct the vote	0**

(iii) sole power to dispose or to direct the disposition of	3,386,271**
(iv) shared power to dispose or to direct the disposition of	0**

______________________________________________________________________________

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Advanced Drainage Systems, Inc. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2014, 12 West Onshore Fund held 2,242,719 shares of Common Stock of the Company, par value $0.01 per share (“Common Stock”), and 12 West Offshore Fund held 1,143,552 shares of Common Stock.

Based on information disclosed in the Company’s Prospectus, filed with the Securities and Exchange Commission on December 4, 2014, there were 52,934,649 shares of Common Stock outstanding as of September 30, 2014. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 3,386,271 shares of Common Stock, or 6.4% of the shares of Common Stock deemed issued and outstanding as of December 31, 2014.

Item 5. Ownership of Five Percent or Less of a Class Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable.
Item 8. Identification and Classification of Members of the Group Not Applicable
Item 9. Notice of Dissolution of Group Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC, its General Partner

By:	/s/ Joel Ramin
Joel Ramin,
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)